FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of February 10, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 10, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

Independent Engineering Report Confirms Resource Potential of TAG Oil Prospects

Calgary, Alberta - February 10, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), a prominent junior oil and gas explorer, announced the release of an independent technical assessment on four of the Company's oil and gas prospects in New Zealand. Sproule Associates Limited, an internationally recognized North American engineering firm completed the study.

In the report, Sproule Associates assigned a Low Side gross undiscovered resource potential of 725 BCF of gas and 142 million barrels of oil and a High Side resource potential of just under 2 trillion cubic feet of gas and 390 million barrels of oil/condensate to the four drill-ready prospects. Commenting on the report, TAG Oil President and CEO Drew Cadenhead stated, "Their findings confirm our expectations and illustrate both the potential of our properties and the acumen of our New Zealand strategy. Sproule's reputation for due diligence is unmatched in the industry and we are excited that their technical team have assigned such significant resource potential to our core projects."

According to a company spokesperson, the Low Side assignment represents over $2 billion in undiscovered resource potential net to TAG Oil and provides cause for considerable optimism for the Company's 2004 exploration / drilling campaign.

About Sproule Associates - With offices in Houston, Denver, and Calgary, Sproule is a leader in international oil and gas resource evaluation. The company has over 50 years experience evaluating petroleum basins worldwide and provides its clients and the public with un-biased evaluations. The report referenced herein meets the new Security Commission's disclosure standards as set out in National Instrument 51-101.

TAG Oil Ltd. is a Canadian based company that controls interests in approximately 3,200,000 gross (900,000 net) acres of under-explored acreage in New Zealand. As at February 10, 2004 the Company had 7,678,061 shares issued and outstanding. For further information on TAG Oil Ltd. please visit www.tagoil.com.

This material may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.